

Mail Stop 4631

October 28, 2016

Via E-mail
Paulo Rogério Caffarelli
Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

> **Re:** **National Steel Company**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 16, 2016**
> **Response Letter Dated August 25, 2016**
> **File No. 1-14732**

Dear Mr. Caffarelli:

We have reviewed your August 25, 2016 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 74

Critical Accounting Estimates, page 82

Deferred Tax Assets, page 84

1.   We note your response to prior comment 1 in our letter to you dated June 22, 2016. Please ensure that you provide similar clarifying information in your filing. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

<u>Financial Statements</u>

<u>Statements of Income, page F-3</u>

<u>Statements of Changes in Stockholders' Equity, page F-6</u>

2.   We note you are still discussing your responses to prior comments 4 and 5 with your auditors. Please provide responses to these comments as soon as possible.

<u>Note 2- Summary of Significant Accounting Policies, page F-8</u>

<u>2.a.a) Restatement of accounting balances, page F-23</u>

3.   We have read your response to prior comment 6. With reference to amounts reflected in prior periods, please explain how the interest and foreign exchange differences related to the forfaiting and drawee risk transactions that were previously accounted for in your statement of cash flows. Also, please explain the nature of the line item "forfaiting amortization," and address whether this line item includes non-cash interest expense. If so, explain your basis for including these amounts in your statement of cash flows. Finally, please provide us with a reconciliation of the differences in the reclassification amounts between your balance sheets and cash flow statements in 2013 and 2014, with separate identification of the interest and foreign exchange differences.

<u>2.n) Concessions, page F-16</u>

4.   We have read your response to prior comment 7. Please confirm that you will disclose the amount of your assets which are subject to reversion to the grantor.

<u>Note 3- Business Combinations – Acquisition of control of Nacional Minerios (Namisa), page F-25</u>

5.   We note your response to prior comment 10. Please confirm that this contract was not cancelable. Also, if there was a settlement provision, please describe its terms.

<u>3.4 Effects reflected in CSN parent company – Transaction between partners recorded in equity, page F-30</u>

6.   We note your response to prior comment 12. Please explain the accounting implications, if any, of acquiring a 4.16% interest in Congohas at a premium. In this regard, we note that the acquisition of this 4.16% interest is used in the determination of the gain you recognized on the transactions between shareholders. Furthermore, we note that the difference between the R$2,619 million fair value of the 12.48% interest in Congohas that was transferred to the Consortium as part of the business combination, and the R$1,945 million gain was reflected as an R$674,354 adjustment to non-controlling

Paulo Rogério Caffarelli
National Steel Company
October 28, 2016
Page 3

interest. With reference to the appropriate authoritative literature, please explain the appropriateness of reflecting the non-controlling interest at this value.

3.3b.1 Fair value of the assets and liabilities acquired, page F-29

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

7.   We have read your response to prior comment 13 and have the following additional comments:

- Please provide us a reconciliation of your investment in Namisa from December 31, 2014 through November 30, 2015, showing us your equity method of accounting adjustments prior to any business combination events;

- Please show us the impact of each business combination event to the November 30, 2015 carrying value of Namisa; and

- We note that note (1) on page FS-35 indicates that the R$10,160,981 investment balance of Namisa as of November 30, 2015 refers to Namisa's equity on November 2015 after the business combination events (dividends, SNC Handle acquisition and transferring of mining assets to Congohas Minerios S.A.) during which the company was not consolidated. Please clarify for us why the R$10,160,981 investment balance is further reduced by dividends as noted in the reconciliation you provided in your response.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction